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October 12, 2017

VIA EDGAR & UPS OVERNIGHT COURIER (1Z1340110190614487)
Ms. Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re: Systemax, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 16, 2017
Form 10-Q for Fiscal Quarter Ended June 30, 2017
Filed August 8, 2017
Form 8-K
Filed August 1, 2017
Definitive Proxy on Schedule 14A
Filed April 24, 2017
File No. 001-13792

Dear Ms. Thompson:

Reference is made to the letter dated September 28, 2017 (the “Comment Letter”) to Lawrence Reinhold, Chief Executive Officer of Systemax Inc. (the “Company”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above referenced public filings of the Company.

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth in italics immediately below each comment. The headings in this letter correspond to the headings of the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Results of Operations, page 26

1. In future filings, please ensure you reconcile the Non-GAAP segmental and consolidated gross profit figures and consolidated and European Technology Products Group sales figures provided in this table to the most comparable GAAP measures. See Regulation G, Item 10(e) of Regulation S-K, and Question 104.04 of our May 17, 2016 Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In future filings, the Company will provide the reconciliation of the Non-GAAP segmental and consolidated gross profit figures and consolidated and European Technology Products Group sales figures provided in the table to the most comparable GAAP measures.

Form 10-Q for Fiscal Quarter Ended June 30, 2017

Financial Statements

Note 1. Basis of Presentation, page 9

2. We note your disclosure on page 9 that you sold your SARL Businesses on March 24, 2017 and, in connection with this transaction, received a note receivable and a 5% residual equity position in the acquiring entity. Please tell us how you accounted for this disposition. In doing so, identify the entity whose stock you received, tell us how you determined the fair value of the 5% equity investment, and quantify the transaction-date amounts recorded on your balance sheet for this investment and the note receivable. Please refer to ASC 820-10.

We accounted for the sale of the SARL Businesses in accordance with ASC 360. The transaction was consummated on March 24, 2017 at which time we sold the SARL Businesses to an un-related third party for €1. In connection with the transaction the Company received a €3.0 million note receivable and a 5% equity interest in the acquiring entity, HUK 77 Limited. The note receivable was recorded in our consolidated balance sheet at $3.3 million (€3.0 million) and is included in the caption Accounts receivable, net as its maturity date was within 12 months. The note receivable was originally an intercompany amount due from one of the sold SARL business entities. The 5% equity interest is being accounted for under the cost method, as we do not have significant influence in the acquirer.  Given the SARL businesses were sold for €1, had historic operating losses and a working capital deficit we concluded that the value of our 5% interest was de minimis and no value was ascribed to our interest at the date of the sale.

Form 8-K Filed August 1, 2017

Exhibit 99.1

3. In future earnings releases, please ensure you reconcile all Non-GAAP measures to the most comparable GAAP measure. It appears that you have not reconciled certain net sales, gross profit, and operating and net income figures presented on a consolidated basis on page 1 or certain sales, gross profit, and operating income measures presented on a segmental basis on pages 8 and 14. See Regulation G and Item 10(e) of Regulation S-K.

The Company provides on page 10 of Exhibit 99.1 a reconciliation of consolidated GAAP operating income shown on page 1 to consolidated Non-GAAP operating income shown on page 1, for all periods presented. Also on page 10, segmental GAAP operating income is reconciled to the segmental Non-GAAP operating income measures shown on pages 8 for all periods presented. On page 11, a reconciliation of consolidated GAAP net income shown on page 1 to consolidated Non-GAAP net income shown on page 1 is provided for all periods presented. The Non-GAAP operating income measures shown on page 14 are reconciled in total on page 15 for the 2016 periods presented, and on page 10 for the Q2 2017 period and the six months ended June 30, 2017 that include Q1 2017 and Q2 2017.

In future earnings releases the Company will provide a reconciliation of GAAP sales and gross profits to any Non-GAAP sales and gross profit measures shown on a consolidated and/or segmental basis.

Definitive Proxy on Schedule 14A

Executive Compensation

Compensation Discussion and Analysis

2016 NEO Cash Bonus Plan, page 29

4. We note your supplemental response letter dated January 10, 2014 in response to comment 11 of our letter dated December 4, 2013, in which you describe how your compensation committee assessed performance with respect to non-financial goals, including a description of how you determined what payout levels should be for each non-financial goal and a description of the analysis the committee undertook to determine payout levels. It appears, however, that such disclosures do not appear in your filing. Please confirm that in future reports you will provide such disclosures. Please refer to Item 402(b)(v) of Regulation S-K. To the extent you rely on Instruction 4 to Item 402(b) to omit this information, please provide us with your analysis as to why you believe it is proper for each individual non-financial metric targets and actual performance measures to be withheld. Please refer to Instruction 4 to Item 402(b) and Regulation S-K Compliance and Disclosure Interpretations Question 118.04 for guidance.

In our January 10, 2013 response, we described how non-financial goals were assessed, and the determination of the weighted payout levels, for the Staff’s information as requested; our belief was that specific disclosure was not requested for inclusion in future filings at that time. In the 2017 Proxy Statement (at page 27 and 29) we did describe in some detail the categories of the non-financial goals to be achieved, stated that achievement of the non-financial goals was assessed on a percentage basis, and indicated that the selection of the categories and determination of the level of achievement is made subjectively by the Compensation Committee.

We apologize for misunderstanding the Staff’s prior comment. We propose to enhance our disclosure in future filings by making clear the subjective nature of these goal selections and determinations by the Compensation Committee, that the goals are intended to encourage cross functional team effort across the management team to support projects that benefit the entire Company, the rationale for the relative 80/20 weighting of the strategic goals/governance goals, and the rationale for the weighting of individual target categories (without identifying the specific target). We would also disclose that the achievement of these goals results in incremental increases to the available bonus pool in which the participating executives share. We do not intend to rely on Instruction 4 to omit the foregoing information.

In response to the Staff’s comment, we further propose to enhance our disclosure in future filings by expanding the discussion on page 25 (regarding the confidential nature of the undisclosed itemized goals) to include our rationale for such treatment of non-financial goals in addition to the financial goals already discussed, and to describe the subjectivity involved in creating and measuring the non-financial goals, the degree of difficulty inherent in achieving the non-financial goals, the nature/level of achievement required and the resultant impact on the bonus, and the assumptions underlying the goal selection process.

We believe the general description of the categories of non-financial goals already provided (thereby providing investors with an understanding of how the Company approached these issues as a compensation matter) and our proposed enhanced disclosure, would comply with Instruction 4 and Question 118.04 cited by the Staff above and Securities Act Rule 406.

However, we request the Staff not to require the Company to disclose the individual detail of the non-financial goals (which are generally described at page 27). By their very nature these are strategic goals and are expressly tied to actual “in the field” tactical activities in furtherance of the strategic goal, the disclosure of which would give competitors a detailed insight into where we may be focusing our distribution, technology, marketing, sales channel, geographic expansion and similar efforts (using the 2013 goals noted in our January 2013 response as examples of this concern). By their nature, these non-financial goals often go the heart of the Company’s future business plans, tactics and strategies, and indicate where we intend to invest its human and financial resources. Providing “advance notice” to our competitors of these proposed actions would have an extreme anti-competitive impact on our company. Also, due to the relatively small weight accorded these goals as compared to the financial targets, the specifics of the non-financial goals do not appear material.

We respectfully request the Staff to reconsider its request that the actual non-financial goals/tactics be spelled out in future filings.

5. We note from your supplemental response letter dated January 10, 2014 in response to comment 12 of our letter dated December 4, 2013 that you described how you calculated non-equity incentive plan compensation earned in 2012 by named executive officers. We further note from your Summary Compensation Table for 2016 that non-equity incentive plan compensation was awarded to named executive officers; however, no explanation of how these amounts were calculated is provided. Please confirm that in future periodic reports you will provide an explanation of how you calculate the amount of non-equity incentive compensation awarded to your named executive officers. Please refer to Item 402(b)(v) and 402(e) of Regulation S-K.

In our January 10, 2013 response, we described (as discussed below) the mathematical calculation process (described in formula terms in the Proxy Statement); our belief was that more specific and detailed mathematical disclosure was not requested for inclusion in future filings at that time.

On Page 24 of the Definitive Proxy Statement filed April 24th, 2017, the Company identified four elements of our Executive Compensation Program.   Element number 2 read “Non-Equity incentive cash compensation, referred to for discussion purposes as bonuses”.  On page 29 and 30 of the Proxy Statement under the section heading “2016 NEO Cash Bonus Plan”, the Company described the mechanics of earning this bonus and the formulas that would be used in the calculation, which represented the Non-Equity Incentive Plan Compensation as presented in the Summary Compensation Tables.

In future filings, the Company will add clarity to the Section Headers and will provide an explanation of both the mechanics of how the plan operates as well as an explanation of how the actual awards were calculated, but not the mathematical calculations.

On behalf of the Company, the undersigned acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Commission; Staff comments or changes to disclosure in respect of Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention. Please feel free to contact me or Mr. Clark for any additional information.

Sincerely,

Eric Lerner
Senior Vice President; General Counsel
Systemax Inc.

cc: Danilo Castelli, Staff Attorney

Jacqueline Kaufman, Staff Attorney

Sondra Snyder, Staff Accountant

Andrew Blume, Staff Accountant